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                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934

                          Mountain Province Mining Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62426E402
                                 (CUSIP Number)

                                  June 30, 2000
                      (Date of Event which Requires Filing
                               of this Statement)



      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]    13d-1(b)
     [X]    13d-1(c)
     [ ]    13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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--------------------------------------------------------------------------------
1)    Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

            Bottin (International) Investments Limited
            00-000000000
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) _______
      (b) _______
--------------------------------------------------------------------------------
3)    SEC Use Only
--------------------------------------------------------------------------------
4)    Citizenship or Place of Organization                           Gibraltar
--------------------------------------------------------------------------------
   Number of            5)    Sole Voting Power                      8,419,712
    Shares              --------------------------------------------------------
 Beneficially
   Owned by             6)    Shared Voting Power                            0
Each Reporting          --------------------------------------------------------
 Person With
                        7)    Sole Dispositive Power                 8,419,712
                        --------------------------------------------------------

                        8)    Shared Dispositive Power                       0
--------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially
      Owned by Each Reporting Person                                 8,419,712
--------------------------------------------------------------------------------
10)   Check if the Aggregate Amount in Row (9)                             [ ]
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)                  19.8%
--------------------------------------------------------------------------------
12)   Type of Reporting Persons (See Instructions)                          CO
--------------------------------------------------------------------------------
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1)    Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

            Dermot Desmond
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)________
      (b)________
--------------------------------------------------------------------------------
3)    SEC Use Only
--------------------------------------------------------------------------------
4)    Citizenship or Place of Organization                             Ireland
--------------------------------------------------------------------------------
   Number of            5)    Sole Voting Power                      8,419,712
    Shares              --------------------------------------------------------
 Beneficially
   Owned by             6)    Shared Voting Power                            0
Each Reporting          --------------------------------------------------------
 Person With
                        7)    Sole Dispositive Power                 8,419,712
                        --------------------------------------------------------

                        8)    Shared Dispositive Power                       0
--------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially
      Owned by Each Reporting Person                                 8,419,712
--------------------------------------------------------------------------------
10)   Check if the Aggregate Amount in Row (9)                             [ ]
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)                  19.8%
--------------------------------------------------------------------------------
12)   Type of Reporting Persons (See Instructions)                          IN
--------------------------------------------------------------------------------
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ITEM 1.

            (a)   Name of issuer:

                  Mountain Province Mining Inc.

            (b) Address of issuer's principal executive offices:

                  1205-789 W. Pender Street
                  Vancouver, British Columbia, Canada V6C 1H2, A1

ITEM 2.

            (a)   Name of person filing:

                  Bottin (International) Investments Limited; Dermot Desmond


            (b)   Address of principal business office or, if none, residence:

                  57/63 Linewall Road
                  Gibraltar

            (c)   Citizenship:

                  N/A; Ireland


            (d) Title of class of securities:

                  Common Stock


            (e) CUSIP Number:

                   62426E402
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ITEM              3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR
                  13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4.           OWNERSHIP.

            (a) Amount beneficially owned: Bottin (International) Investments Limited acquired 8,419,712 shares of Mountain Province Mining Inc. as the result of an amalgamation of Glenmore Highlands Inc. into a subsidiary of Mountain Province Mining Inc. and an exchange of the outstanding shares of Glenmore Highlands Inc. owned by Bottin (International) Investments Limited for shares of Mountain Province Mining Inc. As the owner of 100% of the capital stock of Bottin (International) Investments Limited, Mr. Desmond has the right to control the disposition of its assets, including these shares. Mr. Desmond disclaims beneficial ownership of these shares, other than as a result of such ownership.

            (b) Percent of class:

                  19.8%

                  Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote:
                        8,419,712

                   (ii) Shared power to vote or to direct the vote:
                                0

                  (iii) Sole power to dispose or to direct the disposition of:
                        8,419,712

                   (iv) Shared power to dispose or to direct the disposition of:
                                0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable


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ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable


ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13G is true, complete and correct as of the date hereof.

Dated: August 11, 2000

                                           BOTTIN (INTERNATIONAL)
                                           INVESTMENTS LIMITED


                                           /s/ Brenda B. Tattersall
                                          -----------------------------------
                                           By: Brenda B. Tattersall
                                           Title: Director


                                           /s/ Dermot Desmond
                                          -----------------------------------
                                           Dermot Desmond